Filed by International General Insurance Holdings Ltd.
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tiberius Acquisition Corporation
Commission File Number: 001-38422
Date: October 11, 2019

From: Wasef Jabsheh
Date: October 11, 2019 at 6:31:22 AM GMT+3
To: IGI Group
Subject: International General Insurance Holdings Company Announces NASDAQ Public Market Listing with Tiberius

Dear IGI,

I am pleased to announce that IGI has entered into a Business Combination Agreement with Tiberius Acquisition Corp. (“Tiberius”) This is a very exciting step and a major milestone in IGI’s evolution. Under the terms of this agreement, IGI and Tiberius will combine under a new holding company and will become publicly listed on the Nasdaq stock market.

We intend to raise up to US$120 million of capital further strengthening the Company’s balance sheet and facilitating the execution of our growth plans under continuously improving market conditions.  Being a public entity will afford us a much larger degree of financial flexibility providing the Company with much easier access to capital markets if there ever was a time we needed to raise additional capital and/or debt.  This transaction will strengthen IGI’s brand and grow the Company’s image and profile further resulting in wider acceptance and confidence from our markets and stakeholders.

Upon closing of the transaction, IGI’s new parent, International General Insurance Holdings Limited (“Pubco”), will be a publicly listed company in the United States, trading on the Nasdaq Stock Market and domiciled in Bermuda. We will be entering the public markets as a scaled, respected and recognized multi-line specialty commercial (re)insurer.

I am confident that this major step forward will enhance our ability to continue to prudently grow our business whilst always maintaining our core ethos and philosophy that has gotten us to where we are today. Management will remain and the listing will not impact the employment status of any IGI personnel. I would like to thank you all for your support during the last 17 years. I am proud of IGI and every member of its dedicated team that has enabled the company to evolve into a prominent global (re)insurer.

The strength of the IGI brand and the Company’s values are important drivers of our growth and they have helped us to skilfully navigate the shifting tides in the markets in which we operate. Our values of Integrity, Genuine and Innovation reflect the hard work, loyalty, dedication and commitment of IGI’s employees that have allowed the Company to achieve what it has to date.

This is a very exciting time for the group as we see the landscape providing us with bountiful opportunities. We will continue to update everyone on the progress of the transaction as well as any other developments that will take place in the coming months. I truly look forward to our future together and feel privileged to be able to share this milestone with all of you. Thank you again for all your hard work and dedication. I am always available to assist in anything you may need and myself and the management team are also here to answer any questions you may have.

I look forward to the next exciting chapter in our Company’s journey together.

For more information, please refer to the attached documents.

Important Information About the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Pubco intends to file a registration statement on Form F-4 (the “F-4”) with the Securities and Exchange Commission (the “SEC”) which will include a prospectus with respect to Pubco’s securities to be issued in connection with the proposed business combination and a proxy statement with respect to Tiberius’s stockholder meeting at which Tiberius’s stockholders will be asked to vote on the proposed transaction. Tiberius’s stockholders and other interested persons are advised to read, when available, the F-4 and the amendments thereto and other information filed with the SEC in connection with the proposed transaction, as these materials will contain important information about IGI, Tiberius, and the proposed transaction. When available, interested persons will be able to obtain copies of the F-4 and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: International General Insurance Holdings Ltd. at 74 Abdel Hamid Sharaf St, P.O. Box 941428 Amman 11194 Jordan.

Participants in the Solicitation:

IGI and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Tiberius in connection with the proposed transaction. A list of the names of such directors and executive officers will be included in the F-4 when available. The F-4 may be obtained, when available, as indicated above.

No Offer or Solicitation:

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.

Sincerely,

Wasef Jabsheh

Wasef Jabsheh
CEO & Vice Chairman

74 Abdel Hamid Sharaf St.
P.O. Box 941428 Amman 11194 Jordan

iginsure.com

International General Insurance Co. Ltd. is registered in Bermuda (registration no. 39850) and regulated by the Bermuda Monetary Authority. LEI No. 213800EBR4AEPRVYDR97